SECU 15026752

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65912

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Equibase Capital Markets LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Ashland Avenue, Suite 600
(No. and Street)

Chicago (City) IL (State) 60622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 21 2015
DIVISION OF TRADING & MARKETS

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300 (Address) Dallas (City) TX (State) 75231-6464 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 4/27/15

OATH OR AFFIRMATION

I, Michael W. Husman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Equibase Capital ~~Partners, LLC~~ Markets, LLC (initials), as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PATRICIA A SCHULZ
Notary Public - State of Illinois
My Commission Expires Aug 18, 2017

[signature]
Notary Public

[signature]
Signature

Authorized Signatory
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Form on Management's Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EQUIBASE CAPITAL MARKETS, LLC
AUDITED FINANCIAL STATEMENTS
WITH ADDITIONAL INFORMATION
(pursuant to SEC Rule 17a-5(d))
YEAR ENDED DECEMBER 31, 2014

CONTENTS

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Equibase Capital Markets, LLC

We have audited the accompanying statement of financial condition of Equibase Capital Markets, LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, changes in subordinated borrowings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equibase Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 2, 2015

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$	118,478
Receivables -Other		117,334
Prepaid expenses		2,844
		238,656
Total assets	$	238,656

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	65,244
Member's equity		173,412
Total liabilities and member's equity	$	238,656

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenue:		
Investment advisory income	$	390,000
Investment advisory expense		(216,750)
Net investment advisory income		173,250
Expenses:		
Professional fees		21,491
Regulatory fees		1,450
Other expenses		401
Total expenses		23,342
Net Income	$	149,908

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$	68,504
Net income		149,908
Distributions		(45,000)
Balance, December 31, 2014	$	173,412

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

YEAR ENDED DECEMBER 31, 2014

Subordinated borrowings at January 1, 2014	$ -
Increases in subordinated borrowings	-
Decrease in subordinated borrowings	-
Subordinated borrowings at December 31, 2014	$ -

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:		
Net income	$	149,908
Adjustments to reconcile net income		
to net cash provided (used) by operating activities:		
Changes in operating assets and liabilities:		
Increase in Receivables - other		(117,214)
Decrease in Prepaid expenses		658
Increase in Accounts payable and accrued expenses		63,256
Net cash provided by operating activities		96,608
Cash flows from investing activities		-
Cash flows from financing activities:		
Distributions to shareholders		(45,000)
Net cash used in financing activities		(45,000)
Net increase in cash		51,608
Cash, beginning of year		66,870
Cash, end of year	$	118,478

The accompanying notes are an integral part of the financial statements.

EQUIBASE CAPITAL MARKETS, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Equibase Capital Markets, LLC (Company), an Illinois limited liability company, was organized on March 17, 2003. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA). The Company primarily engages in private placement and consulting services. The Company is wholly owned by Equibase Capital Group, LLC.

Limited Liability

As a limited liability company, the member has limited liability.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Advisory Fees

Investment advisory income includes advisory fees for strategic advisory services and other consulting services. Revenue is recognized at the time services are performed.

Investment advisory expense relates mainly to commission for transactional and advisory fees, which are expensed as the services are incurred.

Receivables - Other

Receivables - other are reimbursable expenses paid by the Company on behalf of the registered agents.

Concentration of Credit Risk

The Company maintains its cash in bank deposits which did not exceed federally insured limits. The Company believes it is not exposed to any significant credit risk on cash.

Income Taxes

The Member of the Company has elected treatment as a single member limited liability company under the Internal Revenue Code. Under this election, the Company is not required to pay federal income tax as the income is taxed directly to the Member.

The Company has adopted accounting principles related to uncertain tax positions. See Note 4 for additional disclosure related to income taxes.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 percent of "aggregate indebtedness," as defined. At December 31, 2014, the Company had net capital of $53,234, which was $48,234 in excess of its required net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital is 1.23 to 1. The Securities Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE 3 - RELATED PARTY INFORMATION

The Company is wholly owned by Equibase Capital Group, LLC ("Group"). Per the Expense Sharing Agreement, a reasonable amount of office space shall be provided by Group for the use of the Company. The provision of such office space shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Further, all normal overhead services shall be provided to the Company by Group, at no cost to the Company. Such services shall include, but not be limited to, payroll, insurance, advertising, employee benefits, travel and entertainment, telephone and copying services. Provision of such services shall be at the sole expense of Group, and the Company shall have no liability with respect thereto. Group shall not apportion or charge back to the Company any such expenses, nor will Group seek reimbursement from the Company of any such expenses.

NOTE 4 - INCOME TAXES

The Company has adopted accounting principles related to uncertain tax positions and has evaluated its tax positions taken for all open tax years. Currently, the 2011, 2012 and 2013 tax years are open and subject to examination by the Internal Revenue Service.

However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2014.

NOTE 5 – SUBSEQUENT EVENTS

In February 2015, the Company made a cash distribution to its Member in the amount of $100,000.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2014

Schedule I

EQUIBASE CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital		$173,412
Add:		
Other deductions or allowable credits		
Total capital and allowable subordinated liabilities		
Deductions and/or charges:		
Receivables - other	$117,334	
Prepaid expenses	2,844	120,178
Net capital before haircuts on securities positions		
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))		
Net capital		$53,234

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable and accrued expenses	$ 2,244
Commissions payable	63,000
Total aggregate indebtedness	$65,244

Schedule I (continued)

EQUIBASE CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2014

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$4,350
Minimum dollar net capital requirement of reporting broker or dealer	$5,000
Net capital requirement (greater of above two minimum requirement amounts)	$5,000
Net capital in excess of required minimum	$48,234
Net capital less greater of 10% of aggregate indebtedness or 125% of minimum dollar net capital requirement	$46,710
Ratio: Aggregate indebtedness to net capital	1.23 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

EQUIBASE CAPITAL MARKETS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), and has followed the exemptive provisions.

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Members
Equibase Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Equibase Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Equibase Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) (the "exemption provisions") and *(b)* Equibase Capital Markets, LLC stated that Equibase Capital Markets, LLC met the identified exemption provisions throughout the period from June 1 to December 31, 2014 without exception. Equibase Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Equibase Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
March 2, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

EQUIBASE CAPITAL MARKETS, LLC's EXEMPTION REPORT

Equibase Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Exchange Act Rule 17a-5. This Exemption Report is prepared in accordance with Exchange Act Rules 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provisions in Exchange Act Rule 15c3-3(k)(2)(i) throughout its most recent fiscal year without exception.

I, Michael Husman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________
Michael Husman, as Authorized Signatory of Equibase Capital Markets, LLC

February 26, 2015

K:\Equibase Capital Markets\Exemption Report 02-26-15.docx

EQUIBASE CAPITAL MARKETS, LLC's EXEMPTION REPORT

Equibase Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Exchange Act Rule 17a-5. This Exemption Report is prepared in accordance with Exchange Act Rules 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company met the identified exemption provisions in Exchange Act Rule 15c3-3(k)(2)(i) throughout its most recent fiscal year without exception.

I, Michael Husman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Michael Husman, as Authorized Signatory of Equibase Capital Markets, LLC

February 26, 2015

K:\Equibase Capital Markets\Exemption Report 02-26-15.docx